MATTRESS HOLDING CORP.
5815 Gulf Freeway
Houston, TX 77023

April 7, 2006

By EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mattress Holding Corp. (the “Company”) Registration Statement on Form S-1 SEC File No. 333-117971

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, the Company hereby requests the consent of the Securities and Exchange Commission to the withdrawal of the above-captioned registration statement, together with all exhibits and amendments thereto (hereinafter, the “registration statement”). The registration statement was originally filed with the Commission on August 5, 2004 and was amended on September 1, 2005. There was no circulation of a preliminary prospectus, the registration statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the registration statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the registration statement be credited for future use.

If you have any questions with respect to this request, please call Michael Weinsier of Hughes Hubbard & Reed LLP at (212) 837-6000.

Very truly yours,

MATTRESS HOLDING CORP.

By:	/s/ Jim R. Black
Name: Jim R. Black
Title: Chief Financial Officer